Exhibit 2.2

EXECUTION VERSION

AMENDMENT NO. 3 TO STOCK PURCHASE AGREEMENT
AND WAIVER AGREEMENT

Amendment No. 3 to the Stock Purchase Agreement and Waiver Agreement (this “Amendment”), dated as of September 30, 2014, to the Stock Purchase Agreement, dated as of September 17, 2013, as amended by the Amendment to the Stock Purchase Agreement dated as of March 20, 2014 and the Amendment No. 2 to the Stock Purchase Agreement dated July 24, 2014 (the “Stock Purchase Agreement”), between Rockwood Specialties Group, Inc., a Delaware corporation (“Parent”), and Huntsman International LLC, a Delaware limited liability company (“Buyer” and, together with Parent, the “Parties”).

RECITALS

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned thereto in the Stock Purchase Agreement; and

WHEREAS, the Parties desire to amend and waive certain sections of the Stock Purchase Agreement.

NOW, THEREFORE, the Parties agree as follows:

SECTION 1.                            Section 1.3.  Section 1.3 is amended by replacing its last sentence in its entirety as follows:

“The Closing shall be deemed to be effective between the parties as of 12:01 a.m. (Eastern Time) on the Closing Date, except to the extent a Local Transfer Agreement provides for a different effective time for the transactions contemplated such Local Transfer Agreement.”

SECTION 2.                            Section 1.4(a).

(a)                                 Section 1.4(a)(v) and (ix) are amended by, in each case, adding “a copy of” before the words “a counterpart (Ausfertigung).”

(b)                                 Sections 1.4(a)(vi), 1.4(a)(vii), 1.4(a)(xii), 1.4(a)(xiii), 1.4(a)(xx)(B) and 1.4(a)(xxvii) are amended by replacing them in their entirety as follows:

“(vi)                        (A) share certificates representing all of the Shares of the Italian Company, duly endorsed before an Italian notary public in the name of Buyer, in proper form for transfer of such Shares from Parent to Buyer, and evidence of the recording of such transfer in the share register of the Italian Company, (B) an executed version of a notarial quota transfer agreement effecting the transfer of all the Shares in Nuodex Italiana from KL 2 to Buyer, together with evidence that the other quotaholders in Nuodex Italiana have waived their preemptive rights related to such Shares and have consented to the transfer of such Shares and with any other consent or waiver required to perfect the transfer of full ownership title to such Shares to Buyer, as well as the quotaholders book, if any, updated in respect of the sale and purchase of such Shares by

Buyer from KL 2, and (C) on the Closing Date, but after payment of the Estimated Purchase Price, (1) a copy of the share register of the Italian Company evidencing the recording of the transfer in such share register, and (2) a copy of the quotaholders book of Nuodex Italiana, if any, updated in respect of the sale and purchase of the Shares in Nuodex Italiana by Buyer from KL 2;

(vii)                           (A) share certificates representing all of the Shares of Holliday Chemical España duly endorsed by KL 2 in favor of Buyer; and (B) on the Closing Date, but after payment of the Estimated Purchase Price, a copy of the shares’ registry book (libro registro de acciones nominativas) of Holliday Chemical España updated in respect of the sale and purchase of all of such Shares;

(xii)                           the written resignations of each director and officer of the Transferred Companies as set forth in Schedule 1.4(a)(xii) of the Disclosure Letter, such resignations to take effect either before the Closing or subject to and as of the Closing Date, as the case may be;

(xiii)                        the written resignations of all supervisory board members of the Transferred Companies set forth on Schedule 1.4(a)(xiii) of the Disclosure Letter, such resignations to take effect either before the Closing or subject to and as of the Closing, as the case may be;

(xx)(B) adopted by RSGG and Parent as sole shareholders of Rockwood Specialties GmbH approving the sale and transfer of all of the Shares held by Rockwood Specialties GmbH pursuant to the terms of this Agreement and the execution and delivery of the Ancillary Documents to be executed and delivered by Rockwood Specialties GmbH and the performance by Rockwood Specialties GmbH of its obligations thereunder;

(xxvii)             the Lease Agreements, duly executed by Parent or its Affiliates (other than a Transferred Company), as landlord, and the applicable Transferred Company designated by Buyer, as tenant;”

(c)                                  Section 1.4(a) is amended by adding the following new clause (xxix):

“(xxix) the Put Option Agreement in the form attached as Exhibit E (the “Put Option Agreement”), duly executed by Parent.”

SECTION 3.                            Section 1.4(b)(v).  Section 1.4(b) is amended by deleting clause (v) thereof in its entirety and adding a new clause (v) as follows:

“(v)                           the Put Option Agreement, duly executed by Buyer.”

SECTION 4.                            Section 4.6(b).  Section 4.6(b) is amended by adding the words “use commercially reasonable efforts” after the words “Buyer shall.”

SECTION 5.                            Section 4.10.  Section 4.10 is amended by adding “and Agency Agreements” after the words “other than the Business Agreements” and by adding the following second sentence:

“Parent shall not terminate the Agency Agreement before the earlier of the date (i) that all of the Remote Employees covered by such Agency Agreement have accepted their offers from Buyer or one of its Affiliates and (ii) that is 30 days following the Closing Date. Buyer shall hold harmless and indemnify Parent and its Affiliates from any payment made by Parent and its Affiliates pursuant to the Agency Agreement after the Closing and prior to their termination.”

SECTION 6.                            Section 4.11(b)(ii).  Section 4.11(b)(ii) is amended by, in each case, deleting the word “Intercompany”.

SECTION 7.                            Section 4.19.  Section 4.19 is amended by replacing the second sentence thereof in its entirety with the following sentence:

“For the avoidance of doubt, following the Closing, Parent and its Affiliates shall (a) retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any liabilities of Buyer or the Transferred Companies; and (b) solely with respect to matters for which Parent is required to indemnify Buyer pursuant to this Agreement (without regard to any Threshold Amount, Basket Amount or Environmental Deductible), at Buyer’s sole cost and expense, use commercially reasonable efforts to pursue claims that have been notified by Parent or its Affiliates (including a Transferred Company) prior to Closing under their insurance policies and programs in respect to any claims or Proceedings with respect to product safety, defects, deficiencies, negligence or liability with respect to any products manufactured, produced, distributed or sold by the Business or any services performed by the Business prior to the Closing and turn over to Buyer any insurance proceeds received by Parent or Parent’s Affiliates under their insurance policies and programs in respect of such claims or Proceedings, in each case, net of (i) any fees and expenses incurred by Parent or its Affiliates (including, prior to Closing, the Transferred Companies) in pursuing such claims which have not previously been reimbursed by Buyer, (ii) any deductibles applicable to any such claims and (iii) any increase in insurance premiums payable by Parent or its Affiliates as a result of the pursuit of such claims; provided, however, that if Buyer desires to initiate a Proceeding in respect of any such claim, Parent and its Affiliates, as applicable, shall either (A) assign such claim to Buyer or (B) if Parent and its Affiliates are unable to assign such claim pursuant to the applicable insurance policy or program, initiate and pursue Proceeding for such claim on behalf of Buyer, at Buyer’s direction and sole cost and expense, with counsel reasonably acceptable to Parent and Buyer; provided, further, that except as set forth in clause (B) of the preceding provision, Parent and its Affiliates shall not be required to initiate Proceedings for claims against issuers of such insurance policies and programs.”

SECTION 8.                            Section 4.22(b).  The second sentence of Section 4.22(b) is amended by replacing the words “audited consolidated balance sheets” with the words “audited combined balance sheets”.

SECTION 9.                            Section 4.29.  Section 4.29 is amended by replacing the words “Parent and Buyer shall enter into lease agreements” with the words “Parent and the Transferred Companies designated by Buyer shall enter into lease agreements”.

SECTION 10.                     Sections 4.31 and 4.32.  New Sections 4.31 and 4.32 shall be inserted at the end of Article IV as follows:

“4.31                  Shenzhen Put Option Agreement.  Effective as of the Closing, Parent and Buyer shall enter into the Put Option Agreement.

4.32.                     Rockwood Italia Lithium Patent.  In the event that Rockwood Italia S.p.A. (“Rockwood Italia”) has not completed the transfer of its European patent with the Application no. 09752748.5 — 2111 and the Patent no. 2349925 to Rockwood Lithium GmbH or an Affiliate thereof (other than a Transferred Company) prior to the Closing, following the Closing Date, upon the reasonable request of Parent and at Parent’s sole cost and expense, Buyer shall reasonably cooperate, and shall cause Rockwood Italia to reasonably cooperate, with Parent to cause such transfer to occur as promptly as reasonably practicable following the Closing Date, including to execute and deliver or cause to be executed and delivered such instruments as may be reasonably required to complete such transfer.”

SECTION 11.                     Section 8.2.

(a)                                 Clause (k) of Section 8.2 is hereby amended by deleting the word “and” at the end of such clause.

(b)                                 Clause (l) of Section 8.2 is hereby amended by deleting the period at the end of such clause and replacing it with “; and”.

(c)                                  Section 8.2 is hereby amended by inserting a new clause (m) following clause (l) of Section 8.2 as follows:

“(m)                       the Proceeding in the Civil Court of Turin with EOS Italia s.rl. (“EOS”) related to the Put Option between Rockwood Italia S.p.A. and EOS related to RockLife s.r.l. and any other Proceedings related to the foregoing.”

SECTION 12.                     Section 8.3.

(a)                                 Clause (c) of Section 8.3 is hereby amended by deleting the word “and” at the end of such clause.

(b)                                 Clause (d) of Section 8.3 is hereby amended by deleting the period at the end of such clause and replacing it with “;”.

(c)                                  Section 8.3 is hereby amended by inserting new clauses (e) and (f) as follows:

“(e)                            (i) the first $500,000 of any insurance co-pay payable by Rockwood Italia S.p.A. or other Transferred Companies related to the irradiation of Parent’s Sicovit and Feroxide products prior to the Closing Date and (ii) the first $4.0 million of Losses arising out of Third-Party Claims for product liability against Rockwood Italia S.p.A. or other Transferred Companies related the matter described in the foregoing clause (i) and not covered by insurance of Rockwood Italia S.p.A. or other Transferred Companies; and

(f)                                   any Losses of Parent or its Affiliates in connection with insolvency or bankruptcy proceedings of, and relating to, any dividend paid by, the withdrawal of cash from, or the repayment of shareholder loans by, as applicable, Silo Pigmente GmbH, Rockwood Pigmente Holding GmbH, Sachtleben Wasserchemie Holding GmbH, Sachtleben Wasserchemie GmbH, Sachtleben Chemie GmbH and Sachtleben Pigments Oy, in each case, between September 23, 2014 and the Closing Date; provided that Buyer’s liability pursuant to this Section 8.3(f) shall be limited to (i) the amount by which the line item for each such Transferred Company shown on Annex 2 of the Estimated Closing Statement delivered by Parent to Buyer on September 23, 2014 exceeds the corresponding line item shown on Annex 2 of the Estimated Closing Statement delivered by Parent to Buyer on September 29, 2014 and (ii) Parent’s reasonable defense costs and expenses incurred in connection with such insolvency or bankruptcy proceeding (including reasonable investigatory fees and expenses and fees and disbursements of counsel).”

SECTION 13.                     Section 8.4.  Section 8.4(e) is hereby amended by replacing the words “1.0% of the Base Purchase Price” with the words “1.2% of the Base Purchase Price”.

SECTION 14.                     Section 9.5(a).  Section 9.5(a) is amended by replacing it in its entirety as follows:

“(a) Buyer shall, effective as of the Closing, provide the Sachtleben Pigments Oy Pension Fund with a contribution, letter of credit or guarantee in an amount sufficient to cover any underfunding of the Sachtleben Pigments Oy Pension Fund (Sachtleben Pigments Oy:n Eläkesäätiö) as of the Closing Date and. Buyer shall use its reasonable best efforts to obtain the release of HSBC Bank USA, N.A. from the Standby Letter of Credit, dated March 19, 2013 issued by HSBC Bank USA, N.A. in favor of the Sachtleben Pigments Oy Pension Fund (the “HSBC Letter of Credit”) as promptly as practicable (and in no event no later than by October 31, 2014).  Buyer shall hold harmless and indemnify Parent and its Affiliates from any payment made by Parent and its Affiliates pursuant to the HSBC Letter of Credit after the Closing and prior to the release thereof.  Buyer shall reimburse Parent for one-half of the fees and expenses incurred by Parent or its Affiliates (including any interest payable by Parent or its Affiliates in connection with the HSBC Letter of Credit) in connection with maintaining the HSBC Letter of Credit after the Closing and prior to the release thereof.”

SECTION 15.                     Section 10.1.  Section 10.1 is hereby amended by inserting the following new second sentence:

“Notwithstanding the foregoing, Buyer and Parent shall share equally the fees and expenses incurred in connection with notarizations and similar form requirements required by applicable Legal Requirements for the Local Transfer Agreements.”

SECTION 16.                     Exhibit A.

(a)                                 The following definition is added to Exhibit A:

“Agency Agreement” shall mean the Agency Agreement made and entered into between Sachtleben Chemie GmbH, and Chemetall S.A., a corporation duly organized and existing under the laws of Spain, dated as of December 31, 2009.

(b)                                 The definition of “Augusta Sites” is amended by replacing it in its entirety as follows:

“Augusta Sites” shall mean the real property located at (i) 7011 Muirkirk Road, Beltsville, Maryland 20705 (including parcel on Conway Road); (ii) each of Bommensaal, Martinstraße 1, Marktstraße 1, Schulstraße and Müuhlstrasse 118, 65396 Walluf, Hessen, Germany, land register Oberwalluf folio 749; (iii) Oberwallufer Schlag, Walkenberg, Mühlstraße 47, land register Niederwalluf folio no. 1666, (iv) Auf der Rinn, Martinsthal, land register Martinsthal folio no. 1043; (v) 555 East Church Road, King of Prussia, Pennsylvania 19406; (vi) each of 303 E. Hoffmeister, 311 E. Hoffmeister, and 351 E. Hoffmeister, St. Louis, Missouri 63125; (vi) 9620 Perrin Avenue, 9634 Perrin Avenue, 9636 Perrin Avenue, 9704 Perrin Avenue, and 9708 Perrin Avenue, St. Louis Missouri 63125; (vii) 407 E. Arlee Avenue and 411 E. Arlee Avenue, St. Louis Missouri 63125; (viii) 9726 Adair Avenue, St. Louis Missouri 63125; and (ix) 74 Swisher Drive, Cartersville, Georgia 30120.

(c)                                  The definition of “Financing Information” is amended by deleting the word “and” before the words “(ii) unaudited combined balance sheets” and by inserting the words “and (iii) unaudited combined balance sheet of the Business as of June 30, 2014 and unaudited combined statements of income and cash flows of the Business for the six month periods ended June 30, 2014 and June 30, 2013, in each case, prepared on a basis of accounting consistent with the 2012 Carve-Out Financial Statements, except that such financial statements are subject to normal and recurring year-end audit adjustments (the effect of which would not be material);” before the words “and (b) customary due diligence”.

(c)                                  The definition of “Long-Term Sites” is amended by replacing it in its entirety as follows:

“Long-Term Sites” shall mean the real property located at 1525 Wood Avenue, Easton, Pennsylvania 18045.

(d)                                 The definition of “Retained Companies” is amended by replacing it in its entirety as follows:

““Retained Companies” shall mean Southern Color N.A., Inc. and Excalibur Realty Company.”

(e)                                  The definition of “Working Capital” is amended by adding a new sentence at the end thereof as follows:

“For the avoidance of doubt, in determining “Working Capital”, any payable up to EUR700,000 plus any VAT payable thereon under that certain Turnkey Construction

Agreement (Accordo di Costruzione Chiavi in Mano) between Rockwood Italia S.P.A. and Soimar S.R.L. dated May 9, 2014 shall be disregarded.”

SECTION 17.                     Exhibit E.  A new “Exhibit E” in the form of Exhibit E attached hereto shall be attached to the Stock Purchase Agreement.

SECTION 18.                     Schedules.

(a)                                 Schedule 2.1 is amended by adding “32. Excalibur Realty UK Limited, a limited liability company incorporated under the laws of England and Wales” at the end of the section “Transferred Companies.”

(b)                                 Schedule 2.2 is amended by adding the following at the end of the section “Transferred Companies.”

“Entity:  Excalibur Realty UK Limited

Number of Authorized and Issued and Outstanding Shares or Ownership Interests:  One Ordinary Share of £1

Holder of Equity Interests at Closing:  Rockwood Specialties Limited”

(c)                                  Schedule 2.9(a) is amended by adding the following at the end of the section “3.  UK”:

“Owner: Excalibur Realty UK Limited

Address: Liverpool Road East, Kidsgrove, Stoke-on Trent S77 3AA, United Kingdom

Land Registry Title Number: SF245761

Owner: Excalibur Realty UK Limited

Address: Longshank Lane, Birtley, United Kingdom

Land Registry Title Number: TY276218”

(d)                                 Schedule 2.11(h)(i) is amended by replacing it in its entirety with the Schedule 2.11(h)(i) attached hereto.

(e)                                  Schedule 8.4(f) is amended by replacing it in its entirety with the Schedule 8.4(f) attached hereto.

(f)                                   Schedule A-2 is amended by deleting “and the transfer of Excalibur Realty UK Limited below” from item No. 1 in the section “Retained Companies/Leased Sites/Assets” and by deleting the section “Transfer of Excalibur Realty UK Limited” in its entirety.

(g)                                  Schedule A-4 is amended by deleting the following from the “Leased Property” section:

“Shenzhen, China — West Zhongshanyuan Road, Nanshan District, Shenzhen City, China, real property certificate no. Shen Fang Di Zi No. 4000353607”

“Birtley, UK — Longshank Lane, Birtley, United Kingdom”

“Kidsgrove, UK — Liverpool Road East, Kidsgrove, Stoke-on Trent S77 3AA”

and is further amended by replacing the “Term” section in its entirety as follows:

Term:

•                  Beltsville, MD — 3 years, with one 4-year renewal term, exercisable by Buyer

•                  Walluf, GER — 3 years, with one 4-year renewal term, exercisable by Buyer

•                  St. Louis, MO — 3 years, with one 4-year renewal term, exercisable by Buyer

•                  Hainhausen, GER — 3 years, with one 4-year renewal term, exercisable by Buyer

•                  Valdosta, GA — 3 years, with one 4 year renewal term, exercisable by Buyer

•                  East St. Louis, MO — 3 years, with one 4-year renewal term, exercisable by Buyer

•                  Easton, PA — 5 years, with one 5-year renewal term, exercisable by Buyer

•                  Cartersville, GA — 3 years, with one 4-year renewal term, exercisable by Buyer.

•                  King of Prussia, PA — 3 years, with one 4-year renewal term, exercisable by Buyer

Notwithstanding the foregoing, Tenant shall have the option to terminate any lease prior to the termination date upon 90 days written notice to Parent.

SECTION 19.                     Waivers.

(a)                                 Notwithstanding the fact that the Closing Date will occur more than forty-five (45) days after June 30, 2014, Buyer hereby irrevocably and unconditionally waives Parent’s obligation set forth in Section 4.22(a)(iii) of the Stock Purchase Agreement to use its commercially reasonable efforts to deliver unaudited combined balance sheets and related statements of income and cash flows of the Business for the fiscal quarter ended June 30, 2014.

(b)                                 Buyer hereby irrevocably and unconditionally waives and releases, on its own behalf and on behalf of each of its Affiliates (including the Transferred Companies) and its and their respective successors and assigns, any claims of any nature whatsoever in law and in equity or arising out of fraud, both past and present, and whether known or unknown, based upon, resulting from or arising out of:

(i)                                     the inaccuracy or breach of Parent’s representations, warranties or covenants contained in Stock Purchase Agreement or otherwise, including any claim Buyer or any of its Affiliates (including the Transferred Companies) may have for fraud or willful misconduct due to (i) the falsified accounting records at Rockwood Italia S.p.A.’s Turin facility as set forth in Parent Guarantor’s quarterly and annual reports filed with the Securities and Exchange Commission following the date of the Stock Purchase Agreement and prior to the date of this Amendment or disclosed in writing to David Stryker, John Heskett, Troy Keller or Sean Pettey prior to the date of this Amendment, or (ii) the restatement of Parent Guarantor’s financial statements as a result of the foregoing as set forth in such quarterly or annual reports, (the “Turin Financial Statement Matters”);

(ii)                                  the termination of former employees of Rockwood Italia S.p.A. as part of Rockwood Italia S.p.A.’s internal investigation of the Turin Financial Statement Matters; and

(iii)                               any failure by Parent to obtain Buyer’s consent prior to entering into that certain Turnkey Construction Agreement (Accordo di Costruzione Chiavi in Mano) between Rockwood Italia S.P.A. and Soimar S.R.L. dated May 9, 2014 up to an amount of Losses equal to EUR700,000 plus any VAT payable thereon.

SECTION 20.                     Ongoing Monitoring.  From and after the Closing Date, Buyer shall cause Sachtleben Chemie GmbH to continue to perform the ongoing maintenance and monitoring services for the Metalon Landfills (as defined below) provided as of the Closing Date (the “Landfill Services”) in the same manner and to the same extent as had been conducted in the twelve months prior to the Closing Date, other than any such additional or enhanced measures required by applicable Law or caused by a deterioration of the condition of the Metalon Landfills; provided that such additional or enhanced measures do not result in a materially greater cost to Buyer.  Buyer shall provide the Landfill Services for an annual fee of EUR10,000, which amount represents one-half of the costs allocated by Sachtleben Chemie GmbH to perform ongoing maintenance and monitoring of all of the landfills at its facility in Duisburg, Germany, provided that the parties shall re-evaluate and, if necessary, adjust the annual fee payable every 5 years if such fee no longer reflects the costs of Sachleben Chemie GmbH to provide the Landfill Services.  Parent shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Losses sustained by any Buyer Indemnitee in connection with any claim related to the Landfill Services or arising out of any Third Party Claim arising out of Buyer’s or its Affiliates provision of Landfill Services pursuant to this Section 20; provided, however, that Parent shall not be required to indemnify any Buyer Indemnitee against any Loss to the extent such Loss results from the gross negligence, bad faith or willful misconduct of Buyer, such Buyer Indemnitee or any other Person involved at Buyer’s behest in the provision of the Landfill Services to Parent or the breach by Buyer or any of its Affiliates of its obligations under this Section 20.  Buyer shall indemnify, defend and hold harmless the Parent Indemnitees from and against any and all Losses sustained by any Parent Indemnitee in connection with any claim arising out of the gross negligence, bad faith or willful misconduct of Buyer or its Affiliates in the performance by Buyer or its Affiliates of the Landfill Services.  The Parties agree that the indemnity set forth in this Section 20 shall be the exclusive remedy of the Parties with respect to any claims (other than claims arising from fraud) a Party may have against the other Party or such other Party’s Affiliates arising out of the Landfill Services.  For purposes of this Section 20, “Metalon Landfills” shall mean the landfills located at Sachtleben Chemie GmbH’s facility in Duisburg, Germany transferred by Sachtleben Chemie GmbH to Metalon Environmental Management and Solutions GmbH prior to the Closing Date.

SECTION 21.                     Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Stock Purchase Agreement or any Ancillary Documents, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  Following the date of this Amendment, (a) all references to the Stock Purchase Agreement in the Stock Purchase Agreement or in any Ancillary Document shall be deemed to be the Stock Purchase Agreement, as amended by this Amendment, and (b) each reference to “hereof”, “hereunder” and “herein” and each other similar reference and each reference to “this Agreement” and each other similar reference contained in the Stock Purchase Agreement shall refer to the Stock Purchase Agreement, as amended by this Amendment.

SECTION 22.                     Counterparts.  This Amendment may be executed in any number of counterparts with the same effect as if all Parties had signed the same document.  All counterparts shall be construed together and shall constitute one and the same instrument.  Execution and delivery of this Amendment by exchange of facsimile or other electronically transmitted counterparts (such as “pdf”) bearing the signature of a Party shall be equally as effective as delivery of a manually executed counterpart by such Party.

SECTION 23.                     Miscellaneous.  The Parties hereby agree that the provisions of Article X of the Stock Purchase Agreement shall apply mutatis mutandis to the execution and delivery of, the interpretation and construction of, and the performance of the Parties’ respective obligations under, this Amendment.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

ROCKWOOD SPECIALTIES GROUP, INC.

By:	/s/ Michael W. Valente
Name:	Michael W. Valente
Title:	Vice President, General Counsel and Assistant Secretary

[Amendment No. 3 to Stock Purchase Agreement and Waiver Agreement]

HUNTSMAN INTERNATIONAL LLC

By:	/s/ John R. Heskett
Name:	John R. Heskett
Title:	Vice President, Planning and Treasurer

[Amendment No. 3 to Stock Purchase Agreement and Waiver Agreement]